EXHIBIT 99.12

AUDITORS' REPORT TO THE BOARD OF DIRECTORS ON
THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated balance sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively called the 'Infosys Group') as at June 30, 2006, the consolidated profit and loss account and the consolidated cash flow statement for the quarter ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated balance sheet, of the state of affairs of the Infosys Group as at June 30, 2006;

(b) in the case of the consolidated profit and loss account, of the profit of the Infosys Group for the quarter ended on that date; and

(c) in the case of the consolidated cash flow statement, of the cash flows of the Infosys Group for the quarter ended on that date.

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
July 12, 2006

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	Schedule	June 30, 2006	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	138	138
Reserves and surplus	2	7,705	6,828
		7,843	6,966
MINORITY INTEREST		8	68
		7,851	7,034
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		3,647	2,983
Less: Accumulated depreciation and amortization		1,433	1,328
Net book value		2,214	1,655
Add: Capital work-in-progress		510	571
		2,724	2,226
INVESTMENTS	4	1,638	755
DEFERRED TAX ASSETS	5	73	65
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	1,870	1,608
Cash and bank balances	7	1,272	3,429
Loans and advances	8	1,427	1,297
		4,569	6,334
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	949	934
Provisions	10	204	1,412
NET CURRENT ASSETS		3,416	3,988
		7,851	7,034
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the consolidated balance sheet .

As per our report attached

 for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman	S. D. Shibulal
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 12, 2006	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Quarter ended June 30
		2006	2005
Income from software services, products and business process management		3,015	2,071
Software development and business process management expenses	11	1,666	1,104
GROSS PROFIT		1,349	967
Selling and marketing expenses	12	204	141
General and administration expenses	13	256	162
		460	303
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST		889	664
Interest		-	-
Depreciation		106	80
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS		783	584
Other income, net	14	128	28
Provision for investments		3	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS		908	612
Provision for taxation	15	106	80
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS		802	532
Income on sale of investments, net of taxes (refer to note 22.2.19)		6	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST		808	532
Minority interest		8	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST		800	532
Balance Brought Forward		2,219	1,415
Less: Residual dividend paid		4	-
Dividend tax on the above		1	-
		2,214	1,415
AMOUNT AVAILABLE FOR APPROPRIATION		3,014	1,947
Dividend
Interim		-	-
Final		-	-
Total dividend		-	-
Dividend tax		-	-
Amount transferred to general reserve		-	-
Balance in profit and loss account		3,014	1,947
		3,014	1,947
EARNINGS PER SHARE*
Equity shares of par value Rs. 5/- each
Before Exceptional Items
Basic		28.71	19.63
Diluted		28.04	19.08
After Exceptional Items
Basic		28.95	19.63
Diluted		28.27	19.08
Number of shares used in computing earnings per share
Basic		27,64,12,363	27,09,95,442
Diluted		28,30,19,236	27,88,25,223
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

*Refer to note 22.2.18

The schedules referred to above are an integral part of the consolidated profit and loss account.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman	S. D. Shibulal
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 12, 2006	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Quarter ended June 30
		2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax, minority interest and exceptional items		908	612
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		106	80
Interest and dividend income		(70)	(38)
Profit on sale of liquid mutual funds		(6)	-
Provisions for investments		3	-
Effect of exchange differences on translation of foreign currency cash and cash equivalents		28	(4)
Changes in current assets and liabilities			-
Sundry debtors		(262)	86
Loans and advances	16	(145)	(74)
Current liabilities and provisions	17	18	(46)
Income taxes paid	18	(114)	(38)
NET CASH GENERATED BY OPERATING ACTIVITIES		466	578
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	19	(193)	(252)
Proceeds on disposal of fixed assets		-	-
Investments in securities	20	(880)	(125)
Acquisition of minority interest in Subsidiary		(530)	-
Interest and dividend income		70	38
Cash flow from investing activities before exceptional items		(1,533)	(339)
Proceeds on sale of Investments (net of taxes)		6	-
NET CASH USED IN INVESTING ACTIVITIES		(1,527)	(339)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		144	100
Dividends paid during the period, including dividend tax		(1,215)	(201)
NET CASH USED IN FINANCING ACTIVITIES		(1,071)	(101)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(28)	4
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(2,160)	142
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		3,956	1,789
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	1,796	1,931
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the consolidated cash flow statement.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman	S. D. Shibulal
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 12, 2006	Company Secretary

in Rs. crore, except per share data
Schedules to the Consolidated Balance Sheet as at		June30, 2006	March31, 2006
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (30,00,00,000) equity shares	300	150
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	138	138
	27,68,43,176 (27,55,54,980) equity shares fully paid up
	[Of the above, 25,84,92,302 (25,84,92,302) equity shares fully paid up have been issued as bonus shares by capitalization of the general reserve] **
		138	138
	Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-)
	* For details of options in respect of equity shares, refer to note 22.2.7
	* Refer to note 22.2.18 for details of basic and diluted shares
	** Does not reflect effect of bonus issue (refer to note 22.2.18)
2	RESERVES AND SURPLUS
	Capital reserve	5	5
	Capital reserve on consolidation	-	49
	Share premium account - As at April 1,	1,543	900
	Add: Receipts on exercise of employee stock options	144	571
	Income Tax benefit arising from exercise of stock options	-	72
		1687	1543
	Foreign currency translation adjustment	-	-
	General reserve - As at April 1,	3,012	2,770
	Less: Gratuity transitional liability (refer to note 22.2.20)	13	-
	Add: Transfer from the Profit and Loss Account	-	242
		2,999	3,012
	Balance in Profit and Loss Account	3,014	2,219
		7,705	6,828

Schedules to the Consolidated Balance Sheet

3. FIXED ASSETS

Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2006	Additions	Deletions/ Retirement	As at June 30, 2006	As at April 1, 2006	For the period	Deletions/ Retirement	As at June 30, 2006	As at June 30, 2006	As at March 31, 2006
Goodwill	41	411	-	452	-	-	-	-	452	41
Land: free-hold	34	4	-	38	-	-	-	-	38	34
leasehold	104	6	4	106	-	-	-	-	106	104
Buildings	1,022	108	-	1,130	180	18	-	198	932	842
Plant and machinery	569	49	-	618	309	22	-	331	287	260
Computer equipment	757	61	1	817	552	50	1	601	216	205
Furniture and fixtures	443	27	-	470	283	15	-	298	172	160
Leasehold improvements	11	3	-	14	4	1	-	5	9	7
Vehicles	2	-	-	2	-	-	-	-	2	2
	2,983	669	5	3,647	1,328	106	1	1,433	2,214	1,655
Previous Period	2,287	214	2	2,499	1,031	80	2	1,109	1,390	1,256
Previous year	2,287	841	145	2,983	1,031	437	140	1,328	1,655

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited in Rs. crore
Schedules to the Consolidated Balance Sheet as at		June30, 2006	March31, 2006
4	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments	11	17
	Less: Provision made for investments	11	15
		-	2
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual funds	1,638	753
		1,638	755
	Aggregate amount of unquoted investments	1,638	755
5	DEFERRED TAX ASSETS
	Fixed assets	64	57
	Sundry debtors	2	2
	Leave provisions and others	7	6
		73	65
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	-	-
	considered doubtful	15	8

	Other debts
	Unsecured
	considered good*	1,870	1,608
	considered doubtful	4	2
		1,889	1,618
	Less: Provision for doubtful debts	19	10
		1,870	1,608
	* Includes dues from companies where directors are interested	5	2
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks
	In current accounts *	300	224
	In deposit accounts in Indian Rupees	614	2,800
	Balances with non-scheduled banks
	In deposit accounts in foreign currency	-	-
	In current accounts in foreign currency	358	405
		1,272	3,429
	*includes balance in unclaimed dividend account	5	3
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances	1	1
	prepaid expenses	34	32
	for supply of goods and rendering of services	17	10
	advance to gratuity trust	21	-
	others	7	14
		80	57
	Unbilled revenues	260	211
	Advance income tax	267	267
	Loans and advances to employees
	housing and other loans	47	49
	salary advances	78	63
	Electricity and other deposits	23	16
	Rental deposits	18	16
	Deposits with financial institution and body corporate (refer note 22.2.9)	654	607
	Deposits with government authorities	-	-
	Other assets	-	11
		1,427	1,297
	Unsecured, considered doubtful
	Loans and advances to employees	1	1
		1,428	1,298
	Less: Provision for doubtful loans and advances to employees	1	1
		1,427	1,297
9	CURRENT LIABILITIES
	Sundry creditors
	capital goods	-	-
	goods and services	11	12
	accrued salaries and benefits
	salaries	19	9
	bonus and incentives	107	260
	unavailed leave	103	101
	long service leave provision	2	-
	for other liabilities
	accrual for expenses	262	218
	retention monies	13	13
	withholding and other taxes payable	123	89
	for purchase of intellectual property rights	20	20
	others	6	3
		666	725
	Advances received from clients	7	7
	Unearned revenue	249	194
	Unclaimed dividend	5	3
	Mark to Market on options/due on forward contracts	22	5
		949	934
10	PROVISIONS
	Proposed dividend	-	1,061
	Provision for
	tax on dividend	-	149
	income taxes*	190	190
	post-sales client support and warranties	14	12
		204	1,412

*refer to note 22.2.8

in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Quarter ended June 30,
		2006	2005
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,338	880
	Contribution to provident and other funds	32	20
	Staff welfare	9	6
	Overseas travel expenses	136	81
	Technical sub-contractors	57	37
	Software packages
	for own use	35	33
	for service delivery to clients	14	11
	Communication expenses	17	16
	Rent	8	6
	Computer maintenance	5	4
	Consumables	4	4
	Provision for post-sales client support and warranties	2	1
	Miscellaneous expenses	9	5
		1,666	1,104
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	136	86
	Contribution to provident and other funds	1	-
	Staff welfare	1	-
	Overseas travel expenses	26	19
	Traveling and conveyance	3	1
	Brand building	12	10
	Commission and earnout charges	8	10
	Professional charges	5	4
	Rent	5	4
	Marketing expenses	3	3
	Telephone charges	2	2
	Communication Expenses	-	-
	Printing and stationery	-	1
	Advertisements	1	-
	Sales promotion expenses	-	-
	Office maintenance	-	-
	Insurance charges	-	-
	Consumables	-	-
	Software packages
	for own use	-	-
	Computer maintenance	-	-
	Rates and taxes	-	-
	Miscellaneous expenses	1	1
		204	141
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	62	40
	Contribution to provident and other funds	3	2
	Staff welfare	-	-
	Telephone charges	28	17
	Professional charges	31	17
	Power and fuel	23	16
	Office maintenance	25	15
	Traveling and conveyance	22	14
	Overseas travel expenses	5	7
	Insurance charges	7	6
	Printing and stationery	3	4
	Rates and taxes	9	3
	Donations	4	3
	Rent	5	3
	Advertisements	1	3
	Professional membership and seminar participation fees	2	2
	Repairs to building	3	2
	Repairs to plant and machinery	3	2
	Postage and courier	3	2
	Books and periodicals	1	1
	Recruitment and training	2	1
	Provision for bad and doubtful debts	10	-
	Provision for doubtful loans and advances	-	-
	Commission to non-whole time directors	-	-
	Auditors' remuneration		-
	statutory audit fees	-	-
	certification charges	-	-
	others	-	-
	out-of-pocket expenses	-	-
	Bank charges and commission	-	-
	Freight charges	-	-
	Research grants	2	-
	Software packages		-
	for own use	-	-
	Miscellaneous expenses	2	2
		256	162
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	52	25
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	18	13
	Profit on sale of liquid mutual funds	6	-
	Miscellaneous income, net (Refer to note 22.2.10)	-	-
	Exchange differences	52	(10)
		128	28
	*Tax deducted at source	14	5
15	PROVISION FOR TAXATION
	Income taxes*	114	84
	Deferred taxes	(8)	(4)
		106	80
*Refer to note 22.2.8
in Rs. crore
Schedules to Consolidated Cash flow Statements for the		Quarter ended June 30,
		2006	2005
16	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet	1,427	1,108
	Add: Gratuity transitional liability (Refer to note 22.2.20)	13	-
	Less: Deposits with financial institutions and body corporate,
	included in cash and cash equivalents	(524)	(213)
	Advance income taxes separately considered	(267)	(414)
		649	481
	Less: Opening balance considered	(504)	(407)
		145	74
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	1,153	1,242
	Add/ (Less): Provisions separately considered in the cash flow statement
	Income taxes	(190)	(602)
	Dividends	-	-
	Dividend tax	-	-
		963	640
	Less: Opening balance considered	(945)	(686)
		18	(46)
18	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	106	80
	Add: Increase/decrease in advance income taxes	-	10
	Increase/decrease in deferred taxes	8	4
	Less: Increase in income tax provision	-	(56)
		114	38
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS

	As per the Balance Sheet*	254	214
	Less: Opening capital work-in-progress	(571)	(318)
	Add: Closing capital work-in-progress	510	356
		193	252
	*Excludes Rs 4 crore towards movement of land from Leasehold to Freehold
	* Excludes goodwill on buyback of Progeon shares
20	INVESTMENTS IN SECURITIES*
	As per the Balance Sheet	1,638	1,336
	Add: Provisions made on investments	3	-
		1,641	1,336
	Less: Profit on sale of liquid mutual funds	(6)	-
	: Opening balance considered	(755)	(1,211)
		880	125
*refer to note 22.2.11 for details of investments and redemptions
21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	1,272	1,718
	Add: Deposits with financial institutions, included herein	524	213
		1,796	1,931

Schedules to the Consolidated Financial Statements for the quarter ended June 30, 2006

22. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Progeon Limited, India ("Progeon"), and wholly owned subsidiaries, Infosys Technologies ( Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies ( Shanghai) Co. Limited ("Infosys China") and Infosys Consulting, Inc., USA ("Infosys Consulting") is a leading global technology services organisation. The group of companies ("the Group") provide end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

22. 1 Significant accounting policies

22.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI") and guidelines issued by the Securities and Exchange Board of India. The interim financial statements are prepared to conform to the accounting standard on "Interim Financial Reporting". Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements issued by the ICAI. The financial statements of Infosys -- the parent company, Progeon, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment.

22.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3 Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of comple tion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4 Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

22.1.7 Retirement benefits to employees

22.1.7.a Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees at the company and Progeon. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Progeon respectively. Infosys fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Progeon fully contributed all ascertained liabilities to the Progeon Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

22.1.7.b Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon were also eligible for superannuation benefit. Progeon made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Progeon had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

22.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

22.1.8 Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9 Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group's accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10 Forward contracts in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract and option as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11 Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year for each of the consolidated entities. Tax benefits of deductions earned on exercise of emp loyee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

22.1.12 Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effect ed prior to the approval of the financial statements by the Board of Directors.

22.1.13 Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14 Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

22.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 22.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period / year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

22.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses:

in Rs. crore
	Quarter ended June 30,
	2006	2005
Salaries and bonus including overseas staff expenses	1,536	1,006
Contribution to provident and other funds	36	22
Staff welfare	10	6
Overseas travel expenses	167	107
Traveling and conveyance	25	15
Technical sub-contractors	57	37
Software packages	-	-
for own use	35	33
for service delivery to clients	14	11
Professional charges	36	21
Telephone charges	30	19
Communication expenses	17	16
Power and fuel	23	16
Office maintenance	25	15
Rent	18	13
Brand building	12	10
Commission and earnout charges	8	10
Insurance charges	7	6
Printing and stationery	3	5
Computer maintenance	5	4
Consumables	4	4
Rates and taxes	9	3
Advertisements	2	3
Donations	4	3
Marketing expenses	3	3
Professional membership and seminar participation fees	2	2
Repairs to building	3	2
Repairs to plant and machinery	3	2
Postage and courier	3	2
Provision for post-sales client support and warranties	2	1
Books and periodicals	1	1
Recruitment and training	2	1
Provision for bad and doubtful debts	10	-
Provision for doubtful loans and advances	-	-
Commission to non-whole time directors	-	-
Sales promotion expenses	-	-
Auditor's remuneration	-	-
statutory audit fees	-	-
certification charges	-	-
others	-	-
out-of-pocket expenses	-	-
Bank charges and commission	-	-
Freight charges	-	-
Research grants	2	-
Miscellaneous expenses	12	8
	2,126	1,407

The above expenses include Fringe Benefit Tax (FBT) in India amounting to Rs. 4 crore and Rs. 4 crore for the period ended June 30, 2006 and Jun 30, 2005 wherever applicable.

22.2.2 Capital commitments and contingent liabilities

in Rs. crore
	As at
	June 30, 2006	March 31, 2006
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	512	519
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	25	26
Claims against the company, not acknowledged as debts*
(Net of Amount paid to statutory authorities of Rs. 138 crore (Rs. 138 crore)	19	14
Forward contracts outstanding
In US $	US$ 159,500,000	US$ 119,000,000
(Equivalent approximate in Rs. crore)	732	529
In GBP	GBP 2,250,000	$0.00
(Equivalent approximate in Rs. crore)	19	-
Options contracts outstanding
Common Strike Ratio Option	US$ 1,000,000	US$ 8,000,000
(Equivalent approximate in Rs. crore)	5	36
Range barrier options in US $	US$ 172,500,000	US$ 210,000,000
(Equivalent approximate in Rs. crore)	791	934
Target Profit Forward Option in Euro	Euro 34,000,000	-
(Equivalent approximate in Rs. crore)	199	-
Range barrier options in Euro	-	Euro 3,000,000
(Equivalent approximate in Rs. crore)	-	16
Range barrier options in GBP	-	GBP 3,000,000
(Equivalent approximate in Rs. crore)	-	23

* Claims against the Company not acknowledged as debts include demands from Indian tax authorities for payment of additional tax of Rs.135 crore (135 crore), including interest of Rs 33 crore (Rs 33 crore), upon completion of their tax review for fiscal 2002 and 2003. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income-tax Act. The deductible amount is determined by the ratio of "Export Turnover' to "Total Turnover'. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

In April 2006, the company received the order of the appellate authority, the Commissioner of Income Tax (appeals), Bangalore for the demand pertaining to fiscal 2002. The position of the company has been substantially upheld by the appellate authority.

22.2.3 Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the quarter June 30, 2006 and 2005 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in Rs. crore
	Quarter endedJune 30,

	2006	2005
Lease rentals recognized during the period	18	13

Lease obligations	As at
	June 30, 2006	March 31, 2006
Within one year of the balance sheet date	42	32
Due in a period between one year and five years	120	114
Due after five years	59	61
	221	207

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

22.2.4 Related party transactions

During the quarter ended June 30, 2006, an amount of Rs 4 crore (Rs. 3 crore for the quarter ended June 30, 2005) has been donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.5 Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the quarter ended June 30, 2006 and 2005 have been detailed in Schedule 22.3, since the amounts are less than a crore.

22.2.6 Research and development expenditure

in Rs. crore
	Quarter ended June 30,
	2006	2005
Capital	-	-
Revenue	31	26
	31	26

22.2.7 Stock option plans

The company currently has two stock option plans that are currently operational.

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs representing 58,80,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended June 30,
	2006	2005
Options outstanding, beginning of period	22,73,240	30,54,290
Granted	-	-
Less: exercised	(90,275)	(85,482)
forfeited	(58,160)	(14,340)
Options outstanding, end of period	21,24,805	29,54,468

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended June 30,
	2006	2005
Options outstanding, beginning of period	95,89,537	1,40,54,937
Granted	-	-
Less: exercised	(11,97,921)	(7,66,836)
forfeited	(15,222)	(56,980)
Options outstanding, end of period	83,76,394	1,32,31,121

The aggregate options considered for dilution are set out in note 22.2.18

Progeon's 2002 Plan

Progeon's 2002 Plan provides for the grant of stock options to employees of Progeon and was approved by the board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value ("FMV") on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Progeon's 2002 Plan during the quarter ended June 30, 2006 and Jun 30, 2005 :

Number of options granted, exercised and forfeited during the	Quarter ended June 30,
	2006	2005
Options outstanding, beginning of year	24,52,330	31,16,518
Granted	5,93,300	7,03,300
Less: exercised	(142,100)	(6,750)
forfeited	(33,300)	(50,293)
Options outstanding, end of period	28,70,230	37,62,775

Proforma Accounting for Progeon Stock Option Plan

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by guidance note, Progeon has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note "Accounting of employee share based premiums". Had the compensation cost for Progeon's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:

	Quarter ended June 30,
	2006	2005
Net Profit after tax and exceptional items:
As Reported	800	532
Less: Stock-based employee compensation expense	1	1
Adjusted Proforma	799	531
Basic Earnings per share as reported	28.95	19.63
Proforma Basic Earnings per share	28.91	19.60
Diluted Earnings per share as reported	28.27	19.08
Proforma Earnings per share as reported	28.23	19.05

The Fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Dividend yield %	0.00%	0.00%
Expected life	1 through 6 years	1 through 6 years
Risk free interest rate	8.11%	6.90%
Volatility	50.00%	50.00%

22.2.8 Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company's and all of Progeon's operations are conducted through Software Technology Parks ("STPs"). Income from STPs is tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in a Special Economic Zone. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

22.2.9 Loans and advances

in Rs. crore
	As at
	June 30, 2006	March 31, 2006
Deposits with financial institutions and body corporate:
Housing Development Finance Corporation Limited ("HDFC")	518	511
GE Capital Services India Limited	6	16
Life Insurance Corporation of India ("LIC")	130	80
	654	607
Interest accrued but not due (included above)	11	-

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited solely to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

22.2.10 Fixed assets

Profit / loss on disposal of fixed assets during the quarter ended June 30, 2006 and June 30, 2005 are less than Rs.1 crore and accordingly disclosed in note 22.3

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at June 30, 2006.

22.2.11 Details of Investments

Details of investments in and disposal of securities during the quarter ended June 30, 2006 and 2005 :

in Rs. crore
	Quarter ended June 30,
	2006	2005
Investment in securities
Liquid Mutual funds	1,713	280
	1,713	280
Redemption / Disposal of Investment in securities
Liquid Mutual funds	833	155
Proceeds on sales of investments (net of taxes)	6	-
	839	155
Net movement in investment	874	125

22.2.12 Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of	Holding as at
	incorporation	June 30, 2006	March 31, 2006
Progeon Limited	India	96.96%	71.74%
Infosys Technologies (Australia) Pty Ltd.	Australia	100%	100%
Infosys Technologies ( Shanghai) Co. Ltd.	China	100%	100%
Infosys Consulting Inc.	USA	100%	100%
Progeon s.r.o. *	Czech Republic	96.96%	71.74%

* Progeon s.r.o is a wholly owned subsidiary of Progeon Limited.

22.2.13 Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at June 30, 2006, the company has provided for doubtful debts of Rs. 4 crore (as at March 31, 2006 Rs. 2 crore) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.14 Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated' and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended June 30, 2006 and 2005:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,109	436	531	293	646	3,015
	752	276	355	198	490	2,071
Identifiable operating expenses	505	184	195	126	279	1,289
	317	127	139	86	196	865
Allocated expenses	308	121	148	81	179	837
	195	68	86	49	144	542
Segmental operating income	296	131	188	86	188	889
	240	81	130	63	150	664
Unallocable expenses						106
						80
Operating income						783
						584
Other income (expense), net						125
						28
Net profit before taxes and exceptional items						908
						612
Income taxes						106
						80
Net profit after taxes and before exceptional items						802
						532
Income from sale of investments (net of taxes)						6
						-
Net profit after taxes, exceptional items and before minority interest						808
						532

Geographic segments

Quarter ended June 30, 2006 and 2005:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	1,931	789	41	254	3,015
	1,317	495	49	210	2,071
Identifiable operating expenses	853	318	20	98	1,289
	569	201	20	76	866
Allocated expenses	536	219	11	71	837
	332	118	12	79	541
Segmental operating income	542	252	10	85	889
	416	176	17	55	664
Unallocable expenses					106
					80
Operating income					783
					584
Other income (expense), net					125
					28
Net profit before taxes and exceptional items					908
					612
Income taxes					106
					80
Net profit after taxes and before exceptional items					802
					532
Income from sale of investments (net of taxes)					6
					-
Net profit after taxes, exceptional items and before minority interest					808
					532

22.2.15 Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders

Particulars of dividends remitted:

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended June 30,
		2006	2005
Final dividend for Fiscal 2005	3,77,66,327	-	25
Final dividend for Fiscal 2006	3,85,47,135	33	-
Silver Jubilee Special Dividend	3,85,47,135	115	-

22.2.16 Conversion of cumulative preference shares in Progeon

Progeon had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005, CIFC exercised its rights under the shareholders' agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Progeon for a consideration of Rs 530 crore ( US $ 115.13 Mn). The net consideration of Rs 309 crore, after withholding taxes of Rs 221 crore was remitted to CIFC on the same date. Infosys' equity holding in Progeon, as of June 30, 2006, was 96.96%.

22.2.17 Provision for Investments

The company evaluates all Investments for any dimunition in their carrying values that is other than temporary and made a provision of Rs. 3 (Rs.Nil ) crore during the quarter ended June 30, 2006 and June 30, 2005 on trade investments.

22.2.18 Reconciliation of basic and diluted shares used in computing earnings per share

	Quarter ended June 30,
	2006	2005
Number of shares considered as basic weighted average shares outstanding	27,64,12,363	27,09,95,442
Add: Effect of dilutive issues of shares/stock options	66,06,873	78,29,781
Number of shares considered as weighted average shares and potential shares outstanding	28,30,19,236	27,88,25,223

Proforma accounting for effect of bonus share issue:

In the annual general meeting held on June 10, 2006, shareholders approved 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue is July 14, 2006.

Had the bonus issue been effected for the quarter ended June 30, 2006; the earnings per share would have been reduced to the proforma amounts given below:

	Quarter ended June 30,
	2006	2005
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Before exceptional Items
Basic	14.36	9.82
Diluted	14.02	9.54
After exceptional Items
Basic	14.47	9.82
Diluted	14.14	9.54
Number of shares used in computing earnings per share
Basic	55,28,24,726	54,19,90,884
Diluted	56,60,38,472	55,76,50,446

22.2.19 Exceptional item

During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.

During the quarter ended June 30, 2006, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) has been recognized in the profit and loss account as an exceptional item.

During the quarter ended June 30, 2006, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

22.2.20 Gratuity Plan

Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 13 crore. As required by the standard, the obligation has been recorded with the transfer of Rs.13 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. Crore
Quarter ended
June 30, 2006
Obligations at period beginning	183
Service Cost	9
Interest cost	3
Actuarial (gain)/loss	(1)
Benefits paid	(3)
Obligations at period end	191

Defined benefit obligation liability as at the balance sheet date is wholly funded by the company

Change in plan assets
Plans assets at period beginning, at fair value	170
Expected return on plan assets	3
Actuarial gain/(loss)	1
Contributions	41
Benefits paid	(3)
Plans assets at period end, at fair value	212

Reconciliation of present value of the obligation and the fair value of the plan assets:

Fair value of plan assets at the end of the year	212
Present value of the defined benefit obligations at the end of the period	191
Asset recognized in the balance sheet	21

Gratuity cost for the period

Service cost	9
Interest cost	3
Expected return on plan assets	(3)
Actuarial (gain)/loss	(2)
Net gratuity cost	7

Investment details of plan assets

100% of the plan assets are invested in debt instruments.

Assumptions

Interest rate	8.11%
Estimated rate of return on plan assets	8.11%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

22.2.21 Cash flow statement

22.2.21.a

The balance of cash and cash equivalents includes Rs. 5 crore as at June 30, 2006 (Rs. 3 crore as at March 31, 2006 ) set aside for payment of dividends.

22.2.21.b Restricted Cash

Deposits with financial institutions and body corporate as at June 30, 2006 include an amount of Rs. 130 crore (Rs. 80 crore as at March 31, 2006) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

22.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crore
		As at
Schedule	Description	June 30, 2006	March 31, 2006
3	Fixed assets
	Additions
	Vehicles	0.25	0.82
	Deductions/retirements
	Buildings	-	0.80
	Land: free-hold	-	0.01
	Plant and machinery	0.03	-
	Furniture and fixtures	0.05	-
	Depreciation & Amortization
	Vehicles	0.07	0.19
	Plant and machinery	0.01	-
	Furniture and fixtures	0.05	-
7	Cash on hand	0.03	0.04
8	Unsecured, considered doubtful
	Advance to gratuity trust	21.00	-
	Loans and advances to employees	0.67	0.50
	Provision for doubtful loans and advances to employees	0.67	0.50
22.2.9	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions and Body Corporates	1.64	0.10

Profit & Loss Items

Schedule	Description	Quarter ended June 30,
		2006	2005
Profit & Loss
	Provision for investments	2.79	0.06
	Minority Interest	8.13	0.15
	Residual dividend paid	4.23	0.25
	Additional dividend tax	0.59	0.03
12	Selling and Marketing expenses
	Contribution to provident and other funds	0.69	0.14
	Staff welfare	0.80	0.11
	Traveling and conveyance	2.51	0.77
	Communication Expenses	0.27	-
	Printing & Stationery	0.49	0.56
	Advertisements	0.80	0.50
	Sales promotion expenses	0.30	0.27
	Office maintenance	0.11	0.25
	Insurance charges	0.03	0.11
	Consumables	0.08	0.06
	Software packages
	for own use	-	0.06
	Miscellaneous Expenses	0.74	0.70
13	General and Administrative expenses
	Books and Periodicals	0.60	0.70
	Recruitment and training	2.47	0.64
	Provision for bad & doubtful debts	10.05	0.35
	Provision for doubtful loans and advances	0.15	0.07
	Commission to non-whole time directors	0.53	0.37
	Auditor's remuneration :
	statutory audit fees	0.27	0.25
	certification charges	-	-
	others	-	-
	out-of-pocket expenses	0.02	0.01
	Bank charges and commission	0.34	0.20
	Freight charges	0.22	0.18
	Research grants	1.69	0.09
14	Other Income
	Miscellaneous Income (net)	0.25	(0.11)
	Prior Period / Years	-	0.06
22.2.1	Aggregate expenses
	Provision for bad & doubtful debts	10.05	0.35
	Provision for doubtful loans and advances	0.15	0.07
	Commission to non-whole time directors	0.53	0.37
	Sales promotion expenses	0.30	0.27
	Auditor's remuneration
	statutory audit fees	0.27	0.25
	Certification charges	-	-
	out-of-pocket expenses	0.02	-
	Bank charges and commission	0.34	0.01
	Freight charges	0.22	0.18
	Research grants	1.69	0.09
22.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.04	0.05
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	(0.01)	-

Cash Flow Statement Items

		Quarter ended June 30,
Schedule	Description	2006	2005
Cash Flow
Statement	Profit/Loss on sale of fixed assets	0.03	0.05
	Provisions for investments	2.79	0.06
	Proceeds on disposal of Assets	0.09	0.10

Transactions with key management personnel

Key management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the quarter ended June 30, 2006 and 2005 are as follows:

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration

Chairman and Chief Mentor
N. R. Narayana Murthy	0.04	0.01	0.11	0.16
	0.03	0.01	0.06	0.10
Chief Executive Officer, President and Managing Director
Nandan M. Nilekani	0.04	0.01	0.11	0.16
	0.03	0.01	0.06	0.10
Chief Operating Officer and Deputy Managing Director
S. Gopalakrishnan	0.04	0.01	0.11	0.16
	0.03	0.01	0.07	0.11
Whole-time Directors
K. Dinesh	0.04	0.01	0.11	0.16
	0.03	0.01	0.05	0.09

S. D. Shibulal	0.04	0.01	0.08	0.13
	0.22	-	-	0.22

T. V. Mohandas Pai	0.06	0.02	0.21	0.29
	0.05	0.02	0.11	0.18

Srinath Batni	0.05	0.02	0.18	0.25
	0.04	0.01	0.09	0.14
Chief Financial Officer
V. Balakrishnan	0.04	0.01	0.18	0.23
	0.03	0.01	0.14	0.18

Particulars of remuneration and other benefits paid to key management personnel during the quarter ended June 30, 2006 and 2005:

Name	Commission	Sitting fees	Reimbursement of expenses	Total
Remuneration
Non-Whole time Directors
Deepak M. Satwalekar	0.06	-	-	0.06
	0.04	0.01	-	0.05
Prof. Marti G. Subrahmanyam	0.06	-	0.03	0.09
	0.04	-	0.05	0.09
Philip Yeo	-	-	-	-
	0.03	-	-	0.03
Dr. Omkar Goswami	0.05	-	-	0.05
	0.04	-	0.01	0.05
Sen. Larry Pressler	0.03	-	-	0.03
	0.04	-	-	0.04
Rama Bijapurkar	0.06	-	0.01	0.07
	0.04	-	-	0.04
Claude Smadja	0.06	-	0.09	0.15
	0.04	-	0.03	0.07
Sridar A. Iyengar	0.08	-	0.07	0.15
	0.07	-	0.07	0.14
Jeffrey Lehman	0.05	-	-	0.05
	0.07	-	0.07	0.14
David L. Boyles	0.06	-	-	0.06
	-	-	-	-